Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FreebirdRides, Inc.
PO 2211
Rancho Santa Fe, CA 92067
https://www.freebirdrides.com/

Up to $2,113,894.05 in Common Stock at $10.69
Minimum Target Amount: $14,998.07

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: FreebirdRides, Inc.
Address: PO 2211, Rancho Santa Fe, CA 92067
State of Incorporation: DE
Date Incorporated: December 01, 2023

Terms:

Equity

Offering Minimum: $14,998.07 | 1,403 shares of Common Stock
Offering Maximum: $2,113,894.05 | 197,745 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.69
Minimum Investment Amount (per investor): $491.74

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives & Bonuses*

Loyalty Bonus | 15% Bonus Shares

As you are a Previous Investor in Freebird Rides, you are eligible for 15% additional bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 5% bonus shares.

Tier 2 Perk: Invest $5,000+ and receive 10% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive 15% bonus shares.

Tier 4 Perk: Invest $25,000+ and receive 20% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive 25% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

FreebirdRides, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.69 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,069. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Freebird is a mobility marketplace that drives consumers to businesses and delivers guaranteed customer spend. Significant resources have been invested to develop and complete this technology, and we have completed a beta launch with Mobileoffer, Inc., resulting in over 4 million Freebird Rides completed. Revenue generated in the beta launch was generated by Mobileoffer, Inc. and FreebirdRides, Inc. is in the pre-revenue stage of development.

FreebirdRides, Inc. was incorporated as a Corporation in Delaware on 12/01/2023.

Pursuant to a Contribution Agreement between the Company and Mobileoffer, Inc., the Company became assignee to Patent Application No. 15/855,538, as well as the FREEBIRD and FREEBIRDRIDES trademarks. While contemplated as part of the Contribution Agreement, the assigned patent application was determined to no longer be relevant to the company's primary operations and has since been discontinued.

Competitors and Industry

MARKET

Freebird is a mobility and marketing technology company seeking to scale a unique app-based mobility marketplace using a digital pay-for-performance model in the physical world. Our market is in four areas; 1) Rideshare Consumers who earn cash and other rewards by booking Uber and Lyft rides through the Fredebird App, 2) Consumer product companies brand the ride experience to acquire/convert/retain customers, 3) destination businesses directly target/convert/retain revenue generating customers by offering cash-back or other rewards with directly measurable ROI, and 4) our data platform provides its customers access to a proprietary data platform combining rideshare, spend data, and user information to create targeted and more effective offers.

COMPETITORS

Freebird competes with several companies, technologies, and strategies in various verticals, but, based on our research, none with our unique combinations of technologies and go-to-market strategy. In the offer/coupon segment, we compete with Ibotta, Fetch, and Shopkick. In the hospitality/restaurant vertical, we compete with loyalty-based programs including Blackbird and In-Kind for restaurants, and Stocard for reward wallets. While there are many and varied reward apps, Freebird competes most directly with Swagbucks, MyPoints, Shopkick, Honey, and Feature Points. In mobility, free or low-cost ride competitors include FreeBee, Zoom Rides, Empower, and Wridz.

Current Stage and Roadmap

CURRENT STAGE

The Freebird tech stack is complete and delivers a simple and intuitive app that provides users with access to offers and rewards and manages their digital wallet. Serverless domain-driven microservices are deployed to manage users, trips, and transactions. The entirely automated DevOps layer in a Terraform, serverless framework is deployed through Amazon Web Services and manages an API gateway for integration with Uber, Lyft, Plaid, Lime, Stripe, and many other partners.

FUTURE ROADMAP

The Freebird roadmap is focused on new technology, product and business strategies in four areas; Mobility, Loyalty, Fintech, and Adtech. In Mobility, we plan to expand our value prop with deeper integration with the lower-level mobility experience. Not only integrations with other mobility providers like scooters and autonomous vehicles, but also solutions that allow our platform to address human mobility like walking.

We have begun to build out our Loyalty business that allows brands and merchants to gain access to the broad market of mobility customers and benefit from the rewards users are acquiring for their mobility activity. Our roadmap is structured to allow merchants to gain access to broad data sets to target private offers based on demographics, spending, income location, and mobility profile.

Our Fintech roadmap expands the Freebird mobile app to a fully compliant digital wallet that can include P2P transactions as well as enabling merchants to transact P2M from our mobile app. The Adtech roadmap could uniquely position Freebird to deliver relevant advertisements to users when they are in key decision moments.

The Team

Officers and Directors

Name: Thomas Anthony Szabo

Thomas Anthony Szabo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman & CEO
  Dates of Service: January, 2021 - Present
  Responsibilities: Thomas is in charge of all aspects of creating product vision and strategy, product design, reliability, and market attractiveness. Thomas hires and motivates a full team and creates the company culture and work environment. Thomas currently receives a salary of $300,000 and owns 18.28% of the Company's outstanding Common Stock. Thomas will be providing Form C sign-off as the Company's Principal Accounting Officer.

Name: Kurt Allen Brendlinger

Kurt Allen Brendlinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO & Director
  Dates of Service: November, 2023 - Present
  Responsibilities: Kurt is the COO and in charge of all operations. Kurt currently receives a salary of $300,000. Kurt owns 18.28% of the Company's outstanding Common Stock through his entity, Bowie, LLC.

Other business experience in the past three years:

- Employer: Game Play Network, Inc
  Title: Board of Director
  Dates of Service: January, 2014 - Present
  Responsibilities: Company conducts legal online horse race betting

Other business experience in the past three years:

- Employer: Taskpay
  Title: Board Of Director
  Dates of Service: January, 2023 - Present
  Responsibilities: Kurt is on the board of directors.

Name: Adam Duro

Adam Duro's current primary role is with DuroWorx LLC. Adam Duro currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: December, 2023 - Present
  Responsibilities: Product development

Other business experience in the past three years:

- Employer: DuroWorx LLC
  Title: Owner
  Dates of Service: June, 2022 - Present
  Responsibilities: Personal consulting and advisory entity.

Other business experience in the past three years:

- Employer: Pineapple
  Title: Chief Architect & Partner
  Dates of Service: March, 2020 - Present
  Responsibilities: Adam provides management consulting, business development, and project architectural consulting

Other business experience in the past three years:

- Employer: GM2
  Title: Managing Partner / CTO-in-Residence
  Dates of Service: April, 2024 - Present
  Responsibilities: Management consulting, business development, and project advisory services.

Name: Donna Mastropasqua

Donna Mastropasqua's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Revenue Officer
  Dates of Service: December, 2023 - Present
  Responsibilities: Revenue generation and profitabilty

Other business experience in the past three years:

- Employer: Consultant
  Title: Consultant
  Dates of Service: January, 2021 - December, 2023
  Responsibilities: Revenue plan creation

Name: Danielle Thompson

Danielle Thompson's current primary role is with Freelance. Danielle Thompson currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Product
  Dates of Service: December, 2023 - Present
  Responsibilities: Product definition and launch

Other business experience in the past three years:

- Employer: Freelance
  Title: Owner
  Dates of Service: January, 2023 - Present
  Responsibilities: Danielle consults on fundraising decks and product design for early start up companies, as they begin their fundraising journey.

Other business experience in the past three years:

- Employer: SEEN Dating
  Title: SVP, Content and Product
  Dates of Service: December, 2020 - December, 2022
  Responsibilities: Danielle sat as the Senior Vice President at SEEN Dating, a dating app that utilizes UGC as a means for daters to get to know one another better. The in-app UGC has also been taken into consideration for potential reality show formats. Some of Danielle's responsibilities include all user and content moderation, overseeing dev execution of product documentation, supervision and process implementation for QA procedures, creation of customer service responses and standards, and brainstorming of creative for dater content creation, including potential brand partnerships.

Name: Ben Lappen

Ben Lappen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Marketing
  Dates of Service: December, 2023 - Present
  Responsibilities: Product marketing and promotion

Other business experience in the past three years:

- Employer: Consultant
  Title: Marketing Consultant
  Dates of Service: January, 2021 - December, 2023
  Responsibilities: Marketing Consultant

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the

Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
FreebirdRides, Inc. was formed on 12/01/2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FreebirdRides, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that a rideshare marketplace is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth

opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may

be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our business plan anticipates that our customers will increase their use of our services and/or platform.
Our business plan anticipates that we will retain our customers at a certain rate and that will expand the use of our services and platform over time. Our ability to grow and generate revenue depends, in part, on our ability to maintain and grow our relationships with existing customers and convince them to increase their usage of our services and/or platform. If our customers do not increase their use of our platform, then our revenue may not grow, and our results of operations may be harmed.

We use third parties, including Microsoft, Amazon, and Google to host our platform and provide data storage.
Users of our platform need to be able to access our platform at any time, without interruption or degradation of performance. These third parties run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. We do not have full control over their operations, and we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, if our security, or that of our third party providers, is compromised, our platform is unavailable to our customers, or our customers are unable to use our platform within a reasonable amount of time or at all, then our business, results of operations and financial able to identify the cause or causes of these performance problems within a period of time acceptable to our customers.

The use of our platform involves the storage, transmission and processing of our clients' private data and this private media may contain confidential and proprietary information of our clients or other personal or identifying information regarding our clients, their employees or other persons.
Individuals or entities may attempt to penetrate our network or platform security, or that of our third party hosting and storage providers, and could gain access to our client's private media, which could result in the destruction, disclosure or misappropriation of proprietary or confidential information of our clients' or their customers, employees and business partners. If any of our clients' private media is leaked, obtained by others or destroyed without authorization, it could harm our reputation, we could be exposed to civil and criminal liability, and we may lose our ability to access private media information, which will adversely affect the quality and performance of our platform.

Our ability to scale our business and achieve profitability requires substantial growth, which will put a strain on our business.
To manage this and our anticipated future growth effectively, we must continue to maintain and enhance our platform and information technology infrastructure, as well as our financial and accounting systems and controls. We also must attract, train and retain a significant number of qualified software developers and engineers, technical and management personnel, sales and marketing personnel, customer support personnel and professional services personnel. Our growth could require significant capital expenditures and might divert financial resources from other projects such as the development of new products and services.

Our revenue is highly dependent on our business reputation and on positive recommendations from customers.
Consequently, in order to retain existing customers and attract new customers we must maintain a consistently high level of customer service and technical support. Our customers depend on our service support team to assist them in utilizing our platform effectively, address new use cases, increase productivity and efficiency, resolve issues quickly and to provide ongoing support.

We are planning to expand internationally to increase our revenue from customers outside of the United States as part of our growth strategy.
We expect, in the future, to open foreign offices and hire employees to work at these offices in order to reach new customers

and gain access to additional technical talent. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in the United States. Because of our limited experience with international operations as well as developing and managing sales in international markets, our international expansion efforts may not be successful.

We could incur substantial costs in protecting or defending our intellectual property rights
We could be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, lead to the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.

Our success depends largely upon the continued services of our management team and highly skilled employees.
We rely on our leadership team in the areas of strategy and implementation, research and development, operations, security, marketing, sales, support and general and administrative functions. The loss of one or more of the members of our management team could adversely impact our business and operations and disrupt our relationships with our key customers.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mobileoffer, Inc.	1,950,000	Common Stock	54.85%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 197,745 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 3,555,037 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Please see Exhibit F of the Company's Offering Memorandum for a copy of the Company's most recent filing of its Certificate of Incorporation.

Pursuant to the Company's Certificate of Incorporation, filed 12/1/2023, the Company's Preferred Stock may be issued from time to time in one or more series. The board of directors of the Corporation is hereby authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences, and rights and the qualifications, limitations, or restrictions of each such series of Preferred Stock, including without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting such series and the designation thereof.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,886,104.00
  Number of Securities Sold: 305,037
  Use of proceeds: Product launch and operations
  Date: June 17, 2024
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We estimate the Company can continue to operate for an additional 17 months without revenue generation.

Foreseeable major expenses based on projections:

The national launch is a major expense. Our first 3 regions are included in our current burn rate. Each additional region has an incremental cost of approximately $175,000 over a 9 month period that will be funded from the proceeds of the raise.

Future operational challenges:

Hiring and execution are the two operational challenges the Company foresees. The primary challenge is to attract and engage highly qualified team members in remote locations across the country. This requires us to source acceptable candidates and rapidly train them on the implementation process and manage them remotely.

Future challenges related to capital resources:

The Company's continued ability to raise capital and launch revenue producing products are the primary anticipated challenges related to the Company's capital resources. This includes an unknown geopolitical landscape, which could have an adverse effect on the Company's goals, as well as limited access to qualified investors as a result.

Future milestones and events:

Completion of major brand integrations and further technical innovation related to consumer experience through our brand aggregator, Tillo. Through our relationship with Tillo, we have engaged with the following brands:

Adidas

Airline Gift (450 airlines)

AMC Theaters

Barne's&Noble

BJ's Restaurant

Chipotle

BJ's Restaurant

Delta

Domino's

DSW

Dunkin'

Fandango

GrubHub

Jersey Mike's

Kroger

Lyft

Marshalls, TJ Maxx, Homegoods

Nike

Pacific Sunwear

Panda Express

Petco

Ruth's Chris Steakhouse

Sephora

Smashburger

Southwest Air

Starbucks

Target

We plan to expand our relationship with Tillo, developing more brand engagements as we prepare for our app's launch and beyond.

No further technical innovations are required for our launch and ongoing innovations are aimed at adding features and benefits post-launch.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 9/17/24, we have $1.730,046.36 cash on hand from the previous Wefunder raise. The Company has no other capital resources currently available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe our current cash on hand is sufficient for the launch of our first 3 regions. The funds of this campaign are critical to our company required to support operational execution through 2026.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to support the anticipated growth of The Company. As of 9/17/24 we have $1.730,046.36 cash on hands from the previous Wefunder raise. This StartEngine campaign will add $2.1M putting our total cash on hand at $3.83M. We attached current statements.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 17 months. This is based on a current monthly burn rate of $105,000 for expenses related to operational execution.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 3.1 years This is based on a projected monthly burn rate of $105,000. for expenses related to salaries and expenses, product development, and national launch.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $38,003,345.53

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has zero preferred stock outstanding; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.07 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $2,113,894.05, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  15.0%

We will use 15% of the funds raised for market and customer research, new product development and market testing. Inventory: We will use 4% of the funds raised to purchase promotional inventory for the Company's national product launch.

- Company Employment
  14.0%
  We will use 14% of the funds to hire key personnel for daily operations, including the following roles: Sales and marketing, and Customer Service. Wages to be commensurate with training, experience and position.

- Working Capital
  58.5%
  We will use 58.5% of the funds for working capital to cover expenses for the initial launch and revenue growth promotion as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  6.0%
  We will use 6 % of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.freebirdrides.com/ (freebirdrides.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/freebirdrides

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR FreebirdRides, Inc.

[See attached]

FreebirdRides, Inc.

Financial Statements

December 31, 2023

Independent Auditors' Report

**To the Board of Directors and Shareholders
of FreebirdRides, Inc.**

Opinion

We have audited the accompanying financial statements of FreebirdRides, Inc., (a Delaware corporation) which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in shareholders' equity (deficit) and cash flows for the period from inception December 1, 2023 to December 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FreebirdRides, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the period from inception December 1, 2023 to December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of FreebirdRides, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about FreebirdRides, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

PKF O'CONNOR DAVIES LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

PKF O'Connor Davies LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Auditors' Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of FreebirdRides, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about FreebirdRides, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

PKF O'Connor Davies, LLP

Woodcliff Lake, NJ
June 10, 2024

FreebirdRides, Inc.

Balance Sheet
December 31, 2023

ASSETS
Current Assets
  Cash $ -
      Total Current Assets   -

                                                         $ -

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities
  Accounts Payable $ 101,130
      Total Current Liabilities   101,130

Shareholders' Deficit
  Common stock, $0.001 par value, 100,000,000 shares authorized,
    3,250,000 shares issues and outstanding   3,250
  Subscription receivable   (3,250)
  Accumulated deficit   (101,130)
      Total Shareholders' Deficit   (101,130)

                                                          $ -

See Notes to Financial Statements

Statement of Operations
For the Period from December 1, 2023 (Inception) to December 31, 2023

REVENUES	$ -
COST OF GOODS SOLD	-
Gross Profit	-
OPERATING EXPENSES	
General and administrative	101,130
Total Operating Expenses	101,130
NET LOSS	$ (101,130)

FreebirdRides, Inc.

Statement of Changes in Shareholders' Equity (Deficit)
For the Period from December 1, 2023 (Inception) to December 31, 2023

| | Common Stock | | Subscription | Accumulated | |
	Shares	Amount	Receivable	Deficit	Total
Balance at December 1, 2023 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	3,250,000	3,250	(3,250)	-	-
Net loss	-	-	-	(101,130)	(101,130)
Balance at December 31, 2023	3,250,000	$ 3,250	$ (3,250)	$ (101,130)	$ (101,130)

See Notes to Financial Statements

5

FreebirdRides, Inc.

Statement of Cash Flows
For the Period from December 1, 2023 (Inception) to December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(101,130)
Adjustments to reconcile net loss to net cash		
from operating activities		
Changes in operating assets and liabilities		
Accounts payable		101,130
Net Cash from Operating Activities		-
Net Change in Cash		-
CASH		
Beginning of period		-
End of period	$	-

FreebirdRides, Inc.

Notes to Financial Statements
December 31, 2023

1. **Nature of Business**

FreebirdRides, Inc. (the "Company"), a Delaware corporation, was incorporated and commenced operations on December 1, 2023. The Company is a mobility marketplace that drives consumers to businesses and delivers a guaranteed customer spend. Consumers earn cash and rewards by booking their Uber and Lyft rides through the Freebird app. Businesses can directly target and acquire/convert/retain revenue-generating customers by offering cash-back or other rewards, with directly measurable Return-On-Investment in a Pay for Transactions. The Freebird app is the intellectual property of a related entity. Upon achievement of certain funding goals, these intellectual properties are expected to be transferred to the Company in exchange for common stock.

2. **Summary of Significant Accounting Policies**

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances held in bank accounts and highly liquid debt instruments with maturities of three months or less at the time of purchase. As of December 31, 2023, the Company held no cash and cash equivalents.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at amortized cost less an allowance for credit losses that are not expected to be recovered. The Company recognizes the allowance for credit losses at inception of the receivable and reassesses at every reporting date based on the asset's expected collectability. The allowance is based on multiple factors including historical experience uncollectible accounts, the credit quality of the customer base, the aging of such receivables and current macroeconomic conditions, as well as expectations of conditions in the future, if applicable. The Company's allowance for credit losses is based on the assessment of the collectability of assets pooled together with similar risk characteristics.

The Company records a provision for expected credit losses using a historical loss-rate method based on the ratio of its historical write-offs to its average trade accounts receivable. At each reporting period, the Company assesses whether financial assets in a pool continue to display similar risk characteristics. If particular receivables no longer display risk characteristics that are similar to those of the receivables in the pool, the Company may determine that it should move those receivables to a different pool or perform an individual assessment of expected credit losses for those specific receivables.

2. Summary of Significant Accounting Policies (*continued*)

Revenue Recognition

The Company follows the U.S. GAAP revenue recognition guidance which provides a single comprehensive model for entities in accounting for revenue arising from contracts with customers. The Company has two revenue streams: revenue through fees paid by merchants who use the application to attract new or recurring customers via rides to the venue (point-in-time) and fees paid by merchants to create and maintain promotional campaigns over the life of the contract (over-time). Revenue is recognized as the products or services are rendered to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services. Revenues are reported net of sales discounts and contracts do not contain any other variable considerations that requires significant estimates. Based on the above criteria, the Company recognizes revenue at a point in time and over time, as products and services are delivered to the customer which is when the performance obligation is satisfied.

The Company's contracts generally include standard payment terms. Customer payment terms are typically less than one year and as such, the Company has applied the practical expedient to exclude consideration of significant financing components from the determination of the transaction price.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with the "Liability Method," pursuant to U.S. GAAP. Under this method, income taxes consist of taxes currently due plus those deferred due to temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities measured by enacted tax rates for the years in which the taxes are expected to be paid or recovered. The Company recognizes the benefit from income tax positions taken in its income tax returns only when those positions are believed to be more likely than not to be sustained upon review by the tax authorities. Deferred tax assets are reduced by a valuation allowance when in the opinion of management; it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

2. **Summary of Significant Accounting Policies (*continued*)**

Deferred Tax Asset - Net Loss Carryforward and Valuation Allowance

The Company has recognized a deferred tax asset related to net operating loss carryforwards ("NOLs") amounting to $7,800 as of December 31, 2023. These NOLs result from operating losses through December 31, 2023, and are available for offset against future taxable income. The Company has assessed the realizability of the deferred tax asset and has established a valuation allowance of $7,800 against the entire deferred tax asset.

Management believes that providing for the full valuation allowance on the deferred tax asset is appropriate given the inherent uncertainties associated with the Company's startup nature. The Company will continue to closely monitor its financial position and make adjustments to the valuation allowance as circumstances warrant.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit and market risk consist principally of cash and cash equivalents on deposit with financial institutions, which from time to time may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. The Company does not believe that a significant risk of loss due to the failure of a financial institution presently exists.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is June 10, 2024.

3. **Equity**

Common Stock

In connection with the Company's Articles of Incorporation on December 1, 2023, the total number of shares of common stock available for issuance is 100,000,000 at $0.001 par value per share. As of December 31, 2023, 3,250,000 shares of common stock have been issued and are outstanding. These shares are restricted and vest with the stockholders on the anniversary of the restricted stock agreements based on the investor funding received as a percentage of the established $3 million funding goal.

Preferred Stock

In connection with the Company's Articles of Incorporation on December 1, 2023, the total number of shares of preferred stock available for issuance is 10,000,000 at $0.001 par value per share. As of December 31, 2023, no shares of preferred stock have been issued and none are outstanding.

3. **Equity (*continued*)**

    Preferred Stock (continued)

    The preferred stock may be issued from time to time in one or more series. The board of directors of the Company (the "Board of Directors") is hereby authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences, and rights and the qualifications, limitations, or restrictions of each such series of preferred stock, including without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of preferred stock, and the number of shares constituting such series and the designation thereof. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issue of shares of such series then outstanding, subject to the powers, preferences, and rights and the qualifications, limitations, and restrictions thereof stated in the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

    In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Company is expressly authorized to make, amend or repeal Bylaws of the Company.

4. **Going Concern**

    The Company has not generated revenue as of December 31, 2023, and is relying on its ability to fund its operations through a crowdfunding offering. Additionally, the Company has a limited amount of operating history and does not have a cash balance as of December 31, 2023.

    The Company entered into a Subscription Agreement with WeFunder LLC to conduct the crowdfunding offering through their portals. The Company has raised approximately $2.9 million from investors via the crowdfunding portal and continues to grow daily. These funds will be available to the Company upon completion of certain requirements established by WeFunder LLC. As of June 5, 2024, the Company has received $2,587,905 of these funds. Management believes that the above actions it will take are sufficient to meet its obligations as they are due for a period of 12 months from the date these financial statements are available for issuance.

FreebirdRides, Inc.

Notes to Financial Statements
December 31, 2023

5. **Contingencies**

In 2022, Travistock Freebirds, LLC brought and secured a judgment against MobileOffer Inc. (defendant) in relation to the trademark name "Freebird" in the amount of $240,000 payable to Travistock. In connection with the Contribution Agreement dated December 2023, MobileOffer transferred to the Company its outstanding liability of $60,000 due to Travistock Freebirds, LLC. The liability has been paid on behalf of the Company as of February 2024.

* * * * *

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF FREEBIRDRIDES

Ride, Earn, Enjoy.

Freebird is a mobility marketplace app that drives consumers to businesses and delivers guaranteed customer spend. Significant resources have been invested to develop and complete this technology, and we have conducted a beta launch of the app through Mobileoffer, Inc., resulting in 4M+ completed rides on the Freebird platform. Revenue generated in the beta testing was generated by Mobileoffer, Inc. FreebirdRides, Inc. is in the pre-revenue stage of development.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



freebird™
A MOBILITY MARKETPLACE APP
*This image depicts the Freebird app, which has completed a beta launch through MobileOffer, Inc., but has not fully launched. Features, functionalities, and capabilities depicted are subject to change.

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$10.69 Per Share

MIN INVEST ⓘ
$491.74

VALUATION
$38M

REASONS TO INVEST



TECHNOLOGY: Our technology stack is designed to support scalability and we believe it has positioned us well within the market.

 TRACTION: Promising Product, Market and Fit with App Usage over 8+ times per month and over 4 million Freebird Rides completed by the end of our beta launch.*

 TEAM: Experienced CEO, having contributed to 3 market exits,** and an "All Star" executive team.

*The Company's Beta launch was conducted through Mobileoffer, Inc. and revenue generated on the Freebird platform was generated by Mobileoffer, Inc. FreebirdRides, Inc. is in the pre-revenue stage of development. Pursuant to a Contribution Agreement between FreebirdRides, Inc. and Mobileoffer, Inc., the Company became the assignee to the Freebird platform's core intellectual properties.

**While the CEO has contributed to three market exits in the past, it is important to note that past performance is not indicative of future results. There is no guarantee that similar outcomes will be achieved in the current venture.

TEAM



Thomas Anthony Szabo • Chairman & CEO

Tom is a senior executive with experience managing all aspects of complex international businesses. Over 30 years, he founded and served as Chairman and CEO of four media and technology companies, including three that achieved public market exits.* Thomas will be providing Form C sign-off as the Company's Principal Accounting Officer.
*References to public market exits do not imply specific investment performance, profitability, or shareholder returns, and past results are not indicative of future outcomes.

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Kurt Allen Brendlinger • COO & Director

Since 2004, Kurt has co-founded and led Santa Monica Capital Partners, LLC, overseeing operations and strategy while actively managing the firm's portfolio companies.
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Adam Duro • Chief Technology Officer



Over 15 years as a multi-disciplined engineer and IT leader and the Los Angeles Business Journal "CTO of The Year" award winnder CTO @ Zehner. Sr. Manager, Software Engineering at Evolve Media. Adam works an average of 20 hours per week for FreebirdRides.

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Donna Boesky Mastropasqua • Chief Revenue Officer

Donna was the founder and former CEO of perks.com and played a pivotal role in powering many of the world's largest loyalty programs. Recognized as an industry leader, she brings extensive expertise in developing loyalty and rewards programs ecosystems.

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Ben Lappen • VP Marketing

Ben is our go-to market specialist. He has guided over 100 product fundraises and launches, including renowned clients. Ben works an average of 20 hours per week for FreebirdRides.

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Danielle Thompson • SVP Partner Rides and Content

Danielle Thompson catalyzed Freebird's growth, achieving 600k downloads and 52% word-of-mouth referrals, through strategic leadership. Her diverse experience spans from TV production to tech innovation, all underpinned by a BA in Communications and Media. Danielle works an average of 30 hours per week with FreebirdRides.

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THE PITCH

Freebird Rides: A New Era of Mobility & Rewards

Freebird Rides is a mobility marketplace aiming to revolutionize business-consumer connections. Our platform uses rideshare services to increase foot traffic and sales while ensuring a seamless user experience. Businesses can gain new customers, and consumers can earn rewards for their patronage through our performance-based advertising model and user-friendly app.


PROMOTIONS RELEVANT TO WHERE YOU'RE GOING
Our integration with travel apps such as Uber, Lyft, Bird, and more gives us the ability to offer ***highly personalized*** ads that you can redeem at your destination.
Search for any address
Get in the Game!
Take a ride to one of these cash-back locations to watch the Big Game!
$3 cash-back
$4 cash-back
$3 cash-back
500 points
Neighborhoods

**This image depicts the Freebird app, which has completed a beta launch through MobileOffer, Inc., but has not fully launched. Features, functionalities, and capabilities depicted are subject to change.*

By integrating with popular rideshare platforms (Uber, Lyft) and payment systems (Plaid), we've created a smooth experience for both businesses and users. Businesses can easily create targeted promotions, and users can effortlessly discover and redeem offers. Our advanced technology stack, including serverless architecture and machine learning, is aimed at ensuring scalability, efficiency, and data-driven insights.

We believe with the significant resources that have been invested in our tech, and **4 million rides completed** in the beta launch conducted by MobileOffer, Inc., we've established a strong foundation. Combining a user-centric approach with cutting-edge technology, we believe Freebird is positioned to become a leader in the mobility marketplace.

Our Business Model

Experience the Freebird Difference

Freebird leverages a unique dataset built from rideshare usage, credit card transactions, and user surveys to create detailed and comprehensive consumer profiles. Our core value proposition is centered around a data platform that powers targeted advertising and personalized offers. This rich dataset helps enable highly targeted advertising and personalized offers. We prioritize user privacy and offer incentives for data sharing.



1. Download Freebird and create an account

2. Link your Freebird account to Uber/Lyft once upfront

3. Explore numerous personalized offers

4. Select your favorite offer and your Uber/Lyft car will be hailed in Freebird

5. Transact your promo offer at the business and receive cash and rewards

This image depicts the Freebird app, which has completed a beta launch through MobileOffer, Inc., but has not fully launched. Features, functionalities, and capabilities depicted are subject to change.

Freebird aims to generate revenue through a dual-pronged approach:

- **Performance-Based Advertising** – Businesses pay a commission only when a customer redeems their promotion and makes a purchase.
- **Data Monetization** – We leverage our valuable consumer insights to offer targeted advertising and data analytics services to third-party businesses.

 

The Freebird Ecosystem brings together customers, merchants, and brands

 This dynamic platform has created a **Mobility Marketplace**

 Revenue is also generated through **AdTech, FinTech and Loyalty Programs**

 **Highly flexible unique tech stack** allows for additional uses cases to be extended and evolved rapidly

 Platform aggregates **highly valuable customer insights and data** through a combination of first-party and third-party data

The app's beta launch was conducted by MobileOffer, Inc., and, as such, revenue generated in the beta test was generated by MobileOffer, Inc. FreebirdRides, Inc. is in the pre-revenue stage of development. Features, functionalities, and capabilities shown above are subject to change with the full launch of the app.

Our business model aims to create a win-win for consumers, businesses, and stakeholders. Users earn rewards for rides and explore local offers, while businesses gain new customers through performance-based advertising. We aim to generate revenue through transaction fees, advertising commissions, and monetizing our loyalty program.

FREEBIRD FOR BUSINESSES
Hi, Ryan Thomes
South Austin Beer Garden
Dashboard
Locations
Billing
Offers
Rides
Dashboard
South Austin Beer Garden
10700 Menchaca Rd
Austin, TX 78748
31
Lifetime Rides
36.82
Average ROI*
$3191.33
Transaction Total
Recent Offers
Offer: $5 off
$10.00
Offer amount
On
Hours
Note: Changes to your offer may take 15 minutes to appear in the Freebird app.
Recent Rides
$84.01
Transaction amount
Arrived Nov 27, 2021
Offer Amount: $10
$84.38
Transaction Amount
Arrived Nov 26, 2021
Offer Amount: $10
$91.01
Transaction Amount
Arrived Nov 21, 2021
Offer Amount: $10
Arrived Nov 20, 2021
Offer Amount: $10
Arrived Nov 13, 2021
Offer Amount: $5
Take me to my rides
Leverage Freebird's extensive data and advertising opportunities to target ads at customers with the highest likelihood of spending at your establishment.

**This image depicts the Freebird app, which has completed a beta launch through MobileOffer, Inc., but has not fully launched. Features, functionalities, and capabilities depicted are subject to change.*

THE MARKET & OUR TRACTION

Revolutionizing the Mobility Marketplace

Freebird Rides is aiming to become a leading mobility marketplace, demonstrating a market-tested business model. With a foundation in technology, data, and strategic agreements, we believe we're

poised for continued expansion. We believe the beta launch of our platform through MobileOffer, Inc. saw significant traction, and by the end of the launch, we had **over 4 million rides completed and thousands of active users** who were engaging with the app an average of 8 times per month.



$2,820,290
Distributed to our users
764,499,149
Points from rides & promotions
$661,650
Brand sponsored safe rides home
Tocaya Organica - Venice
$10 cash-back
REQUEST UBER

**The app's beta launch was conducted by MobileOffer, Inc., and, as such, revenue and other metrics generated in the beta test were generated by MobileOffer, Inc. This image depicts the Freebird app, which has completed a beta launch through MobileOffer, Inc., but has not fully launched. Features, functionalities, and capabilities depicted are subject to change. The total amount of money distributed to users during the beta launch platform was calculated by combining MobileOffer, Inc.'s Reward Points and Ride Subsidies totals.*

We feel we have cultivated a thriving ecosystem by offering our services with **375 bars and restaurants and collaborating with renowned brands like Don Julio, Corona**, and **Guinness**. We believe Freebird's competitive advantage lies in our ability to collect and analyze rich user data, allowing us to deliver highly targeted advertising and personalized experiences. We believe our data-driven approach and agnostic marketplace model create a powerful network effect that benefits both users and businesses.



"If you're already using rideshare, you should use Freebird because they are literally paying you to go out."

Katherine F.



"Freebird is basically like having a passive savings account. You get bonuses racking up without even trying really."

Ryan K.



"It's a no-brainer to use Freebird. I feel like if people aren't using it, they're just not saving money."

Dayna H.

*The above testimonials may not be representative of the opinions or experiences of other Freebird Rides users and are not a guarantee of future performance or success.

Our technology stack, built on Amazon Web Services, was established to pursue scalability, efficiency, and a seamless user experience. With a unique product-market fit and business model, and a world-class team, we feel Freebird is well-positioned to capitalize on the growing mobility market. We feel our technology relationships with industry leaders, including **AWS and Google, and integrations with Uber, Lyft, and Stripe**, further solidify our position as a market innovator.


Proven Platform
4.8 Star Rating
In-App Store

★★★★★ **Obsessed!**

This app is great! It makes just want to go out more so I can use it. 10/10 would recommend.

★★★★★ **Rewards on every Uber ride?**

YES!!!! It's a frequent rider program for Uber. Bars are paying me too. THIS IS WHAT EVERY APP SHOULD BE.

★★★★★ **Convenient new app**

Freebird was really convenient to use. An Uber picked me up, took me to the restaurant and I was awarded points for doing so. I'm excited to explore restaurants around town and get the benefits through this new app. One stop shopping!

**The above testimonials may not be representative of the opinions or experiences of other Freebird Rides users and are not a guarantee of future performance or success.*



> As an early adopter of AWS Step Functions – Express Workflows, [Freebird] moved their high-volume, low latency data processing workloads to an entirely serverless model, saving more than 33% in infrastructure costs and modernizing their application stack. "
>
> - AWS Editorial Team

Source

WHY INVEST

Rewards That Can Move You

How **Freebird** Can Make Money



Affiliate Sales

Commission on customer purchases



Loyalty Programs

Points redeemed within loyalty programs



Local Venues

$2.50 per transaction



National Accounts

Advertise to our users



In-App Advertisement

Local companies post offers to the Freebird Store



Data Monetization

Customer buying habits and predictive analytics

*The app's beta launch was conducted by MobileOffer, Inc., and, as such, revenue and other metrics generated in the beta test were generated by MobileOffer, Inc. This image depicts the Freebird app, which has completed a beta launch through MobileOffer, Inc., but has not fully launched. Features, functionalities, and capabilities depicted are subject to change.

Freebird Rides is a mobility marketplace app aiming to revolutionize how businesses connect with consumers. We believe our data-driven platform, coupled with our market-tested business model and strong relationships, positions us well at the forefront of this dynamic industry. With an expanding user base, anticipated revenue generation, and a unique path to scalability, we believe Freebird presents an exciting opportunity.

freebird
Investment Highlights
Powerful Data Capabilities
Strong, Strategic Relationships
Aimed to Create Value for Businesses
Aimed to be Scalable with Significant Barriers to Entry
Beta Launched Product with Promising Results

**The beta launch was conducted by MobileOffer, Inc., and metrics generated in the beta test were generated by MobileOffer, Inc.*

Join us in shaping the future of local commerce and mobility. Let's partner as we aim to drive growth and create value.

Invest in Freebird Rides today.

ABOUT

HEADQUARTERS
PO 2211
Rancho Santa Fe, CA 92067

WEBSITE
View Site

Freebird is a mobility marketplace app that drives consumers to businesses and delivers guaranteed customer spend. Significant resources have been invested to develop and complete this technology, and we have conducted a beta launch of the app through Mobileoffer, Inc., resulting in 4M+ completed rides on the Freebird platform. Revenue generated in the beta testing was generated by Mobileoffer, Inc. FreebirdRides, Inc. is in the pre-revenue stage of development.

TERMS

FreebirdRides

Overview

PRICE PER SHARE
$10.69

VALUATION
$38M

DEADLINE ⓘ
Nov. 19, 2024 at 10:29 PM UTC

FUNDING GOAL ⓘ
$15k - $2.11M

Breakdown

MIN INVESTMENT ⓘ
$491.74

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$2,113,894.05

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
1,403

MAX NUMBER OF SHARES OFFERED
197,745

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	^

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0

Accounts Receivable	$0	$0
Short-Term Debt	$101,130	$0
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$101,130	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives & Bonuses*

Loyalty Bonus | 15% Bonus Shares

As you are a Previous Investor in Freebird Rides, you are eligible for 15% additional bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 5% bonus shares.

Tier 2 Perk: Invest $5,000+ and receive 10% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive 15% bonus shares.

Tier 4 Perk: Invest $25,000+ and receive 20% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive 25% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

FreebirdRides, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.69 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,069. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Salary payments made to one's self, a friend or relative.

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How much can I invest?

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With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

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Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Going out just got more rewarding

Earn cash-back and points

Every time you use Uber or Lyft

Get cash back from bars & restaurants

Start saving money today

Earning points = cash

Get rewarded for responsible drinking

Rides provided by Uber and Lyft

Ride anywhere and save money with Freebird

You ride, you win!

Closing title card - Freebird logo w/ app view

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "FREEBIRDRIDES, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF DECEMBER, A.D. 2023, AT 4:38 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



2703476 8100
SR# 20234114686

Authentication: 204711382
Date: 12-01-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:38 PM 12/01/2023
FILED 04:38 PM 12/01/2023
SR 20234114686 - File Number 2703476

CERTIFICATE OF INCORPORATION
OF
FREEBIRDRIDES, INC.

1. The name of this corporation is FreebirdRides, Inc. (the "**Corporation**").

2. The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, Delaware, 19801, County of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

3. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The Corporation is authorized to issue Common Stock and Preferred Stock.

The total number of shares this Corporation shall have authority to issue is One Hundred Ten Million (110,000,000) shares. One Hundred Million (100,000,000) shares shall be designated Common Stock and shall have a par value of $0.001 per share. Ten Million (10,000,000) shares shall be designated Preferred Stock and shall have a par value of $0.001 per share.

The Preferred Stock may be issued from time to time in one or more series. The board of directors of the Corporation (the "**Board of Directors**") is hereby authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences, and rights and the qualifications, limitations, or restrictions of each such series of Preferred Stock, including without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting such series and the designation thereof. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issue of shares of such series then outstanding, subject to the powers, preferences, and rights and the qualifications, limitations, and restrictions thereof stated in the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

5. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

6. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

7.

(a)   To the fullest extent permitted by the Delaware General Corporation Law (the "**DGCL**"), as the same may be amended from time to time, or by any other applicable state law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or other applicable state law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or such other applicable state law, as so amended.

(b)   To the fullest extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) such directors and officers (and any other persons to which Delaware or other applicable state law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL or other applicable state law, subject only to limits created by applicable Delaware or other state law (statutory or non-statutory), with respect to actions for breach of duty to a corporation, its stockholders, and others.

(c)   Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of a director or officer of the Corporation, or other person indemnified by the Corporation, with respect to any acts or omissions of such director, officer or other person existing at the time of such repeal or modification.

8.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of the paragraph.

9.   The name and mailing address of the incorporator are as follows:

> James A. Mercer III, Esq.
> c/o Sheppard Mullin Richter & Hampton, LLP
> 12275 El Camino Real, Suite 100
> San Diego, California 92130-3051

Executed this 1st day of December, 2023.



James A. Mercer III, Incorporator